

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

March 16, 2011

Thomas B. Pickens, III
Chief Executive Officer
Astrotech Corporation
401 Congress Ave. Suite 1650
Austin, Texas 78701

Re: **Astrotech Corporation**
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed March 14, 2011

Dear Mr. Pickens:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Dana Brown
Attorney-Advisor